UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34163/ January 5, 2021

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	:
In the Matter of	:
	:
RMR Mortgage Trust	:
Two Newton Place	:
255 Washington Street, Suite 300	:
Newton, Massachusetts 02458	:
	:
(811-22260)	:
	:

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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

RMR Mortgage Trust filed an application on May 27, 2020, and amendments to the application on August 17, 2020, November 18, 2020 and December 1, 2020, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 7, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 34130). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company.

Accordingly, in the matter of RMR Mortgage Trust (File No. 811-22260),

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary